UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Global Eagle Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

37951D 102

(CUSIP Number)

Global Eagle Acquisition LLC
10900 Wilshire Blvd., Suite 1500
Los Angeles, California 90024
(310) 209-7280

Copy to:

Joel L. Rubinstein, Esq.
McDermott Will & Emery LLP
340 Madison Avenue
New York, New York 10173
(212) 547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No. 37951D 102
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Eagle Acquisition LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,124,909 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,124,909 shares(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,124,909 shares (1)(2)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(2)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (1)(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1) These numbers are based on 23,161,585 shares of the Issuer’s Common Stock outstanding and exclude an aggregate of 248,598 shares held by the Reporting Person which are pending cancellation as a result of the underwriters not fully exercising their over-allotment option in connection with the Issuer’s initial public offering.
(2) Does not include 7,000,000 shares which may be purchased by exercising warrants that are not presently exercisable.

Page 2 of 11 Pages

CUSIP No. 37951D 102
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harry E. Sloan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,124,909 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,124,909 shares(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,124,909 shares (1)(2)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(2)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (1)(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) These numbers are based on 23,161,585 shares of the Issuer’s Common Stock outstanding and exclude an aggregate of 248,598 shares held by the Reporting Person which are pending cancellation as a result of the underwriters not fully exercising their over-allotment option in connection with the Issuer’s initial public offering.
(2) Does not include 7,000,000 shares which may be purchased by exercising warrants that are not presently exercisable.

Page 3 of 11 Pages

CUSIP No. 37951D 102
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Sagansky
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,124,909 share(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,124,909 shares(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,124,909 shares (1)(2)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(2)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (1)(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) These numbers are based on 23,161,585 shares of the Issuer’s Common Stock outstanding and exclude an aggregate of 248,598 shares held by the Reporting Person which are pending cancellation as a result of the underwriters not fully exercising their over-allotment option in connection with the Issuer’s initial public offering.
(2) Does not include 7,000,000 shares which may be purchased by exercising warrants that are not presently exercisable.

Page 4 of 11 Pages

Item 1.                      Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the common stock, par value $0.0001 per share (“Common Stock”), of Global Eagle Acquisition Corp., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 10900 Wilshire Blvd., Suite 1500, Los Angeles, California 90024.

Item 2.                      Identity and Background.

(a) Name of Person filing this Statement:

This Statement is being filed by Global Eagle Acquisition LLC, Harry E. Sloan and Jeffrey Sagansky (together, the “Reporting Persons”).

(b) Residence or Business Address:

The Reporting Persons’ business address is 10900 Wilshire Blvd., Suite 1500, Los Angeles, California 90024.

(c) Present Principal Occupation and Employment:

Global Eagle Acquisition LLC is the Issuer’s sponsor (the “Sponsor”).  Mr. Sloan is the Issuer’s chairman and chief executive officer.  Mr. Sagansky is the Issuer’s president.  They are the managing members of the Sponsor.

(d) Criminal Convictions:

None of the Reporting Persons has been charged or convicted in a criminal proceeding during the last five years excluding traffic violations or similar misdemeanors.

(e) Civil Proceedings:

None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where, as a result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f) Citizenship:

Global Eagle Acquisition LLC is a Delaware limited liability company.  Mr. Sloan and Mr. Sagansky are United States citizens.

Item 3.                      Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4.                      Purpose of Transaction.

Page 5 of 11 Pages

Founder Shares

In February 2011, the Issuer and the Sponsor entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), pursuant to which the Sponsor purchased an aggregate of 4,417,683 shares of Common Stock (the “Founder Shares”) from the Issuer for an aggregate purchase price of $25,000.  Subsequently, in March 2011, for their agreement to serve on the Issuer’s board of directors, the Sponsor transferred an aggregate of 44,176 Founder Shares to Dennis A. Miller and James M. McNamara pursuant to a Securities Assignment Agreement.

On May 10, 2011, the Sponsor and the members of the Sponsor entered into a letter agreement with the Issuer (the “Letter Agreement”) and on May 12, 2011, the Sponsor, Dennis A. Miller and James M. McNamara entered into a securities escrow agreement with the Issuer and American Stock Transfer & Trust Company, LLC, as Escrow Agent (the “Escrow Agreement”).  Under the terms of the Letter Agreement and the Escrow Agreement, the Founder Shares generally may not be transferred, assigned or otherwise sold until (i) one year after the completion of the Issuer’s initial business combination described in the Issuer’s Registration Statement on Form S-1 (File No. 333-172267) (the “Initial Business Combination”), or earlier if, subsequent to the Initial Business Combination, the last sales price of the Issuer’s Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination, or (ii) the date on which the Issuer consummates a liquidation, merger, stock exchange or other similar transaction after the Initial Business Combination that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.  In addition, the Letter Agreement and the Escrow Agreement requires the Sponsor (i) to return 248,598 Founder Shares to the Issuer for cancellation as a result of the underwriters not fully exercising their over-allotment option in connection with the Issuer’s initial public offering and (ii) to forfeit additional Founder Shares in the event the last sales price of the Issuer’s Common Stock does not equal or exceed $13.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 21 months following the closing of the Initial Business Combination or the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of its stockholders having the right to exchange their shares of Common Stock for consideration in cash, securities or other property which equals or exceeds $13.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

Sponsor Warrants

On May 18, 2011, pursuant to the Sponsor Warrants Purchase Agreement that was entered into on February 2, 2011 between the Issuer and the Sponsor (the “Sponsor Warrants Purchase Agreement”), the Sponsor purchased 7,000,000 warrants to purchase Common Stock (“Sponsor Warrants”) from the Issuer for $0.75 per warrant simultaneous with the consummation of the Issuer’s initial public offering.  Since, as of the date of this Schedule the Sponsor Warrants were not yet exercisable within 60 days, they have not been included in the beneficial ownership of the Reporting Persons on the cover pages of this Schedule.  The Reporting Persons disclaim beneficial ownership of the Sponsor Warrants, and any Common Stock issuable upon exercise thereof, until such date that the Sponsor Warrants become exercisable within 60 days.

Under the terms of the Sponsor Warrants Purchase Agreement, the Letter Agreement (described above), the Escrow Agreement (described above) and the Warrant Agreement entered into on May 12, 2011 between the Issuer and American Stock Transfer & Trust Company, LLC, as Warrant Agent (the “Warrant Agreement”), each Sponsor Warrant is exercisable for one share of Common Stock at $11.50 per share.  The Sponsor Warrants will not become exercisable until the later of (i) thirty days after the completion of the Initial Business Combination and (ii) twelve months after the closing of the Initial Public Offering.

Communications

As a result of the Reporting Persons’ ongoing review and evaluation of the business of the Issuer, the Reporting Persons may communicate with other members of the Issuer’s board of directors, members of the Issuer’s management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Issuer’s board of directors to create stockholder value.

Page 6 of 11 Pages

Plans or Proposals

Other than as described in this Item 4 and in connection with the Initial Business Combination, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider his position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.                      Interests of Securities of the Issuer.

(a) and (b)                      The information contained on the cover page to this Schedule and set forth in Item 4 hereof is incorporated herein by reference.

(c)           Except as described  in Item 4, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock.

(d)           None.

(e)           Not applicable.

Item 6.                      Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

On May 12, 2011, the Issuer, the Sponsor, members of the Sponsor, Dennis A. Miller and James M. McNamara entered into a Registration Rights Agreement (the “Registration Rights Agreement”), which, subject to certain limitations, (i) grants the holders of the Founder Shares and the Sponsor Warrants the right to make up to three demands, excluding short form registration demands, for the Issuer to register such securities for sale under the Securities Act, and (ii) provides for “piggy-back” registration rights to include such securities in other registration statements filed by the Issuer. The Registration Rights Agreement provides that the Issuer will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up periods described in Item 4 above.  The Issuer will bear the costs and expenses of filing any such registration statements.

Item 7.                      Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description
1.
Securities Purchase Agreement dated February 2, 2011 between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (File No. 333-172267) filed by the Issuer with the Commission on February 15, 2011).

2.
Securities Assignment Agreement dated March 21, 2011 among the Sponsor, Dennis A. Miller and James M. McNamara (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-172267) filed by the Issuer with the Commission on March 21, 2011).

3.
Amended and Restated Letter Agreement dated May 10, 2011 among the Issuer, the Sponsor and each of the members of the Sponsor (incorporated by reference to Exhibit 10.2(a) to Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-172267) filed by the Issuer with the Commission on May 11, 2011).

Page 7 of 11 Pages

4.
Form of Securities Escrow Agreement among the Issuer, the Sponsor, Dennis A. Miller, James M. McNamara and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-172267) filed by the Issuer with the Commission on April 6, 2011).

5.
Sponsor Warrants Purchase Agreement dated February 2, 2011 between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 (File No. 333-172267) filed by the Issuer with the Commission on February 15, 2011).

6.
Form of Warrant Agreement between the Issuer and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.4 to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-172267) filed by the Issuer with the Commission on April 6, 2011).

7.
Form of Registration Rights Agreement among the Issuer, the Sponsor, the members of the Sponsor, Dennis A. Miller and James M. McNamara (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-172267) filed by the Issuer with the Commission on March 21, 2011).

8.	Agreement regarding filing of joint Schedule 13D (filed herewith).
9.1
Power of Attorney of Global Eagle Acquisition LLC regarding Schedule 13D filings (incorporated by reference to Exhibit 24 to the Form 3 filed by Global Eagle Acquisition LLC with the Commission on May 12, 2011).

9.2	Power of Attorney of Harry E. Sloan regarding Schedule 13D filings (incorporated by reference to Exhibit 24 to the Form 3 filed by Harry E. Sloan with the Commission on May 12, 2011).
9.3	Power of Attorney of Jeffrey Sagansky regarding Schedule 13D filings (incorporated by reference to Exhibit 24 to the Form 3 filed by Jeffrey Sagansky with the Commission on May 12, 2011).

Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      May 23, 2011

Global Eagle Acquisition LLC

By: /s/ Joel L. Rubinstein
Joel L. Rubinstein
Attorney-in-Fact

Harry E. Sloan

By: /s/ Joel L. Rubinstein
Joel L. Rubinstein
Attorney-in-Fact

Jeffrey Sagansky

By: /s/ Joel L. Rubinstein
Joel L. Rubinstein
Attorney-in-Fact

Page 9 of 11 Pages

EXHIBIT INDEX

Exhibit Number	Description
1.
Securities Purchase Agreement dated February 2, 2011 between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (File No. 333-172267) filed by the Issuer with the Commission on February 15, 2011).

2.
Securities Assignment Agreement dated March 21, 2011 among the Sponsor, Dennis A. Miller and James M. McNamara (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-172267) filed by the Issuer with the Commission on March 21, 2011).

3.
Amended and Restated Letter Agreement dated May 10, 2011 among the Issuer, the Sponsor and each of the members of the Sponsor (incorporated by reference to Exhibit 10.2(a) to Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-172267) filed by the Issuer with the Commission on May 11, 2011).

4.
Form of Securities Escrow Agreement among the Issuer, the Sponsor, Dennis A. Miller, James M. McNamara and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-172267) filed by the Issuer with the Commission on April 6, 2011).

5.
Sponsor Warrants Purchase Agreement dated February 2, 2011 between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 (File No. 333-172267) filed by the Issuer with the Commission on February 15, 2011).

6.
Form of Warrant Agreement between the Issuer and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.4 to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-172267) filed by the Issuer with the Commission on April 6, 2011).

7.
Form of Registration Rights Agreement among the Issuer, the Sponsor, the members of the Sponsor, Dennis A. Miller and James M. McNamara (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-172267) filed by the Issuer with the Commission on March 21, 2011).

8	Agreement regarding filing of joint Schedule 13D (filed herewith).
9.1
Power of Attorney of Global Eagle Acquisition LLC regarding Schedule 13D filings (incorporated by reference to Exhibit 24 to the Form 3 filed by Global Eagle Acquisition LLC with the Commission on May 12, 2011).

9.2	Power of Attorney of Harry E. Sloan regarding Schedule 13D filings (incorporated by reference to Exhibit 24 to the Form 3 filed by Harry E. Sloan with the Commission on May 12, 2011).
9.3	Power of Attorney of Jeffrey Sagansky regarding Schedule 13D filings (incorporated by reference to Exhibit 24 to the Form 3 filed by Jeffrey Sagansky with the Commission on May 12, 2011).

Page 10 of 11 Pages

EXHIBIT 8

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Global Eagle Acquisition Corp.

EXECUTED this 23rd day of  May, 2011.

Global Eagle Acquisition LLC

By: /s/ Joel L. Rubinstein
Joel L. Rubinstein
Attorney-in-Fact

Harry E. Sloan

By: /s/ Joel L. Rubinstein
Joel L. Rubinstein
Attorney-in-Fact

Jeffrey Sagansky

By: /s/ Joel L. Rubinstein
Joel L. Rubinstein
Attorney-in-Fact

Page 11 of 11 Pages